

April 28, 2011

Jonathan L. Steinberg
Chief Executive Officer
WisdomTree Investment, Inc.
380 Madison Avenue, 21st Floor
New York, New York 10017

> **Re:** **WisdomTree Investment, Inc.**
> **Form 10-12B**
> **Filed March 31, 2011**
> **File No. 001-10932**

Dear Mr. Steinberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your subsidiary, WisdomTree Asset Management, Inc. is a registered investment adviser under the Investment Advisers Act of 1940 and that WisdomTree Trust is registered with the SEC as an investment company. Accordingly, we are referring this registration statement to the Division of Investment Management for review and we may have additional comments.

2. Please provide us with support for all quantitative and qualitative business and industry data used in the registration statement. We note the following statements by way of example only:

   - "And as of the end of 2010, mutual fund assets under management remains down 12% from the peak it reached in 2007, while the AUM of ETFs have increased 72% during that same period," page 1;

   - "As of February 28, 2011, there were approximately 1,000 ETFs in the United States with an aggregate AUM reaching over $1 trillion," page 2;

- "Over the last decade, ETFs have experienced a compound annual growth of 31.2% from $66 billion in AUM in 2000 to nearly $1 trillion in AUM at the end of 2010…," page 4; and

- "As of February 28, 2011, we were the eight largest ETF sponsor in the United States by AUM," page 5.

Clearly mark the specific language in the supporting materials that supports each statement. Further, please tell us if any of the supporting materials were prepared specifically for you in connection with this offering. Please ensure that you update your disclosure to the extent more recent information is available.

3. We note that some of the information in your business section appears promotional, rather than factual, and should be revised to remove promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs. For example only, we note your disclosure on page 1 that "[c]ompared to mutual funds, ETFs provide investors with better transparency, greater liquidity, improved tax efficiency and lower costs." Note that, if a reasonable basis cannot be provided, the statements should be removed.

4. Given the significance of "assets under management" to your financial performance, as described on page 31, please revise to provide a reasonably detailed explanation of how you calculate this figure.

Item 1. Business, page 1

Summary, page 1

5. We note your disclosure on page 1 that "[w]e believe these characteristics … have contributed to the rapid growth of the ETF industry, which has experienced a compound annual growth rate of 31.2% over the past ten years." Please revise the disclosure to explain in greater detail the "annual growth."

Distribution and Sales, page 33

6. Please indentify the parties to your distribution agreements and discuss the material terms of such agreements. Also file the agreements as exhibits or advise us why they are not required to be filed.

Business Transactions, page 33

7. Please disclose the material terms of the agreement between you and Treasury Equity LLC. For example, please disclose the amount of the quarterly fee that you pay to Treasury Equity LLC that is based on the assets under management of your currency ETFs. In the alternative, please advise us why such disclosure is not applicable. In addition, please file the agreement as an exhibit or advise.

Our Products, page 8

8. We note your statement on page 18 that, "At February 28, 2011, approximately 40% of our ETF AUM were concentrated in four of our WisdomTree ETFs that invest in equity or fixed income securities issued by companies in emerging markets." We further note that you launched an ETF that predominately invests in a broad range of local debt denominated in the currencies of emerging market countries and Asia Pacific ex-Japan countries. To the extent applicable, please list the foreign exchanges that the assets in your ETFs trade on.

9. Please describe in greater detail the exchanges in which the shares in your ETFs trade on.

Our Competitive Strengths, page 13

10. We refer you to the first bullet point. Please expand your disclosure in the business section to clarify the term "rule-based methodology."

11. We note your disclosure that approximately 77% of the amount invested in your funds outperformed their competitive benchmarks. We also note that several of your funds are index based. Please discuss in greater detail the competitive benchmarks and how your funds have outperformed such benchmarks, including those that are index based, if applicable.

Item 1A. Risk Factors, page 17

12. Some of the subheadings in your risk factor section are vague and do not fully describe the specific risk discussed. Potential investors should be able to read a risk factor subheading and come away with a strong understanding of what the risk is and the result of the risk as it specifically applies to you. For example only, see the following:

   - "We derive a substantial portion of our revenue from products invested in emerging markets," page 18;

   - "We derive a substantial portion of our revenues from a limited number of products," page 18;

   - "The asset management business is intensely competitive" page 19; and

   - "The market price of our shares may fluctuate," page 24.

   Please revise to ensure that each subheading adequately describes the risk you are disclosing. See Item 503(c) of Regulation S-K.

Item 2. Financial Information, page 27

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Components of Revenue, page 31

13. We note that the ETFs that you sponsor are either index based or actively managed. Please describe in greater the differences in the fee arrangements between these two types of ETFs, if any.

14. We note your disclosure on page 12 regarding your agreement with Mellon Capital Management Corporation and The Dreyfus Corporation in which you share equally all third-party costs and profits and losses. Please clarify whether the advisory fees listed on page 31 take into account this arrangement.

15. We note your disclosure on page 33 that you have contracted with BNY Mellon as a sub-advisor. You also disclose that the fees paid to BNY Mellon will have minimums per fund with additional fees based on a percentage of the ETFs average daily net assets under management above certain AUM levels. Please disclose the amounts of the minimums and the percentages that would result in additional fees or advise us why such disclosure is not necessary.

16. We note your disclosure on page 44 under "Capital Resources" that your principal source of financing has been through the private placement of your common stock. Please expand your disclosure to indicate whether you plan to offer more securities to fund your operations. Additionally, please identify your other sources of capital, if any.

Directors and Executive Officers, page 49

17. Please revise to disclose the specific experience, qualifications, attributes or skills that led to the conclusion that each individual should serve as a director. Provide this disclosure on a director-by-director basis. Refer to Item 401(e) of Regulation S-K.

Item 6. Executive Compensation, page 52

Compensation Benchmarking, page 55

18. We note your disclosure under this subheading that you viewed industry surveys by McLagan Partners, Inc. Please clarify the external data used in making your compensation decisions. Since you appear to benchmark compensation, you would be required to identify the companies that comprise the benchmark group. If you have benchmarked different elements of your compensation against different benchmarking groups, please identify the companies that comprise each group. Refer to Item 402(b)(2)(xiv) of Regulation S-K. This disclosure should include a discussion of where actual payments fall within targeted parameters. To the extent

Jonathan L. Steinberg
WisdomTree Investment, Inc.
April 28, 2011
Page 5

actual compensation was outside a targeted percentile range, include an explanation of the reasons for this. If the company believes that it doesn't benchmark compensation, please advise.

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Third Party Sharing Arrangements, page F-9

19.   Please tell us, and disclose how you have accounted for your third party sharing arrangements with Mellon Capital Management Corporation and Dreyfus Corporation. Additionally, please tell us how your have complied with the disclosure requirements of ASC 808-10-50-1.

Exhibits

20.   Please file all material agreements, including the sub-advisor agreements, as required by Item 601(b) of Regulation S-K. In the alternative, please advise us why such sub-advisor agreements are not required to be filed.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Jonathan L. Steinberg
WisdomTree Investment, Inc.
April 28, 2011
Page 6

You may contact Robert Telewicz, Staff Accountant, at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact David Grim in the Division of Investment Management at (202) 551-6867. Please contact Folake Ayoola at (202) 551-3673 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief